J. Brian Palmer Chief Accounting Officer

October 3, 2006

Ms. Ibolya Ignat
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          White Mountains Insurance Group, Ltd. (the “Company”)
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed on March 7, 2006
                File No. 001-08993

Dear Ms. Ignat,

I refer you to our telephone conversation on September 5, 2006 and to the Company’s letter filed on July 5, 2006 (the “Comment Response Letter”).  Set forth below are the Company’s responses your comments on the Comment Response Letter that you communicated to me during our conversation.

Comment with respect to Adjusted Comprehensive Net Income

During our conversation, you commented that the Company’s disclosure regarding adjusted comprehensive net income should be expanded to explain how our management team uses the measure and whether it impacts our management team’s compensation.

We will comply with your request by including additional disclosures in our third quarter Form 10-Q and future Form 10-K and Form 10-Q filings.  An example of the additional disclosures can be found in Attachment A.

Comments with respect to the Estimation of the Company’s Reserves for Loss and Loss Adjustment Expenses

During our conversation, you commented that the Company’s proposed disclosure regarding the estimation of OneBeacon’s reserves for loss and loss adjustment expenses contained in our Comment Response Letter should be expanded to more specifically identify and quantify the key assumptions used during the loss and loss adjustment expense reserving process and how the change in those key assumptions impacted the reserves that OneBeacon has recorded during the years ended December 31, 2005, 2004 and 2003.

You also commented that the lead in to the table showing where OneBeacon’s recorded loss and LAE reserves are within its range of reserve estimates by line of business at December 31, 2005 and 2004 should be expanded to clearly describe how the numbers contained within the table are calculated.

We will comply with your request by including additional disclosures in our future Form 10-K filings.  An example of the disclosure we intend to include can be found in Attachment B.  Please note that the disclosures contained within Attachment B are consistent with those contained within Amendment No. 1 to OneBeacon’s Form S-1 filed on September 15, 2006.  Additionally, please note that Attachment B does not include the Company’s response to comment number 4 contained in the Staff’s comment letter on Amendment No. 1 to OneBeacon’s Form S-1 dated September 28, 2006.  However, I can confirm that it is our intention to make the disclosures in our future Form 10-K filings consistent with additional disclosures required to be made to OneBeacon’s Form S-1 to address comment number 4.

Please feel free to call me at (617) 725-7118 should you have any questions.

Sincerely,

/s/ J. Brian Palmer

J. Brian Palmer

ATTACHMENT A

This report includes three non-GAAP financial measures that have been reconciled to their most comparable GAAP financial measures. White Mountains believes these measures to be more relevant than comparable GAAP measures in evaluating White Mountains’ results of operations and financial condition.

Adjusted comprehensive net income is a non-GAAP financial measure that excludes the change in net unrealized gains and losses from Symetra’s fixed maturity portfolio from comprehensive net income.  In the calculation of comprehensive net income under GAAP, fixed maturity investments are marked-to-market while the liabilities to which those assets are matched are not.  Symetra attempts to earn a “spread” between what it earns on its investments and what it pays out on its products.  In order to try to fix this spread, Symetra invests in a manner that tries to match the duration and cash flows of its investments with the required cash outflows associated with its life insurance and structured settlements products.  As a result, Symetra typically earns the same spread on in-force business whether interest rates fall or rise.  Further, at any given time, some of Symetra’s structured settlement obligations may extend 40 or 50 years into the future, which is further out than the longest maturing fixed maturity investments regularly available for purchase in the market (typically 30 years).  For these long-dated products, Symetra is unable to fully match the obligation with assets until the remaining expected payout schedule comes within the duration of securities available in the market.  If at that time, these fixed maturity investments have yields that are lower than the yields expected when the structured settlement product was originally priced, the spread for the product will shrink and Symetra will ultimately harvest lower returns for its shareholders.  GAAP comprehensive net income increases when rates decline, which would suggest an increase in the value of Symetra - the opposite of what is happening to the intrinsic value of the business.  Therefore, White Mountains’ management and Board of Directors use adjusted comprehensive net income when assessing Symetra’s quarterly financial performance.  In addition, this measure is typically the predominant component of growth in fully converted tangible book value per share, which is used in the calculation of White Mountains’ performance for both the short-term (annual bonus) and long-term incentive plans.  The reconciliation of adjusted comprehensive net income to comprehensive net income is included on page 33.

Book value per share is derived by dividing the Company’s total GAAP shareholders’ equity as of a given date by the number of common shares outstanding as of that date, including the dilutive effects of outstanding Options and warrants to acquire common shares, as well as the unamortized accretion of preferred stock. Fully converted tangible book value per share is a non-GAAP measure which is derived by expanding the GAAP book value per share calculation to include the effects of assumed conversion of all convertible securities and to exclude any unamortized goodwill and net unrealized gains from Symetra’s fixed maturity portfolio. The reconciliation of fully converted tangible book value per share to book value per share is included on page 32.

Total capital at White Mountains is comprised of common shareholders’ equity, debt and preferred stock subject to mandatory redemption. Tangible capital excludes from total capital the unamortized goodwill of consolidated limited partnerships and the equity in net unrealized gains from Symetra’s fixed maturity portfolio. The reconciliation of total capital to total tangible capital is included on page 47.

ATTACHMENT B

1.   Loss and LAE

OneBeacon

Reserves other than  Asbestos and Environmental Reserves and Construction Defect Claim Reserves

        OneBeacon establishes loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

        Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported, or IBNR, reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

        Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. OneBeacon’s own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate OneBeacon’s own experience, and can be especially useful for estimating costs of new business. For some lines of business, such as “long-tail” coverages discussed below, claims data reported in the most recent accident year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting of claims. For this type of business, OneBeacon uses a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

        Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the “claim-tail”. The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, OneBeacon may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made in accordance with GAAP. Accordingly, should reserves need to be increased or decreased in the future from amounts currently established, future results of operations would be negatively or positively impacted, respectively.

        In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered.

These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.

        OneBeacon’s actuaries use several generally accepted actuarial methods to evaluate its loss and LAE reserves, each of which has its own strengths and weaknesses. OneBeacon places more or less reliance on a particular method based on the facts and circumstances at the time the reserve estimates are made. These methods generally fall into one of the following categories or are hybrids of one or more of the following categories:

•                  Historical paid loss development methods: These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods discussed below that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

•                  Historical incurred loss development methods: These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, instead of using paid losses, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses can be less reliable than other methods.

•                  Expected loss ratio methods: These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, and are multiplied by the total amount of premiums written to calculate ultimate losses. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available.

•                  Adjusted historical paid and incurred loss development methods: These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes.

        OneBeacon performs an actuarial review of its recorded reserves each quarter. OneBeacon’s actuaries compare the previous quarter’s estimates of paid loss and LAE, case reserves and IBNR to amounts indicated by actual experience. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating losses and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.

        In its selection of recorded reserves, OneBeacon’s management historically gave greater weight to adjusted paid loss development methods, which are not dependent on the consistency of case reserving practices, over methods that rely on incurred losses. In recent years, the amount of weight given to methods based on incurred losses has increased with management’s confidence that OneBeacon’s case reserving practices have been more consistently applied. However, at this time, management continues to rely more heavily on paid loss development methods over incurred loss development methods when recording reserves.

        Upon completion of each quarterly review, OneBeacon’s actuaries select indicated reserve levels based on the results of the actuarial methods described previously, which are the primary consideration in determining management’s best estimate of required reserves. At December 31, 2005 and 2004, the differences between OneBeacon’s total held reserves, which represents management’s best estimate of required reserves, and the actuarially indicated reserve level were insignificant. However, in making its best estimate, management also considers other qualitative factors that may lead to a difference between held reserves and actuarially recommended levels in the future. Typically, these factors exist when management and OneBeacon’s actuaries conclude that there is insufficient historical incurred and paid loss information or that trends included in the historical incurred and paid loss information are unlikely to repeat in the future. Such factors include, among others, recent entry into new markets or new products, improvements in the claims department that are expected to lessen future ultimate loss costs and legal and regulatory developments.

Construction Defect Claims Reserves

        Construction defect claims are a non-A&E exposure that has proven to have a greater degree of uncertainty when estimating loss and LAE using generally accepted actuarial methods. OneBeacon’s general liability and multiple peril lines of business have been significantly impacted by a large number of construction defect claims. Construction defect is a liability allegation relating to defective work performed in the construction of structures such as apartments, condominiums, single family dwellings or other housing, as well as the sale of defective building materials. Such claims seek recovery due to damage caused by alleged deficient construction techniques or workmanship. Much of the recent claims activity has been generated by plaintiffs’ lawyers who approach new homeowners, and in many cases homeowner associations with large numbers of homeowners in multi-residential complexes, about defects or other flaws in their homes. Claims for construction defects began with claims relating to exposures in California. Then, as plaintiffs’ lawyers organized suits in other states with high levels of multi-residential construction, construction defect claims were reported in nearby western states, such as Colorado and Nevada, and eventually throughout the country. The reporting of such claims can be quite delayed as the statute of limitations can be up to ten years. Court decisions have expanded insurers’ exposure to construction defect claims as well. For example, in 1995 California courts adopted a “continuous trigger” theory in which all companies that had ever insured a property that was alleged to have been damaged by defective construction must respond to the claimant, even if evidence of the alleged damage did not appear until after the insurance period had expired. As a result, claims may be reported more than ten years after a project has been completed as litigation can proceed for several years before an insurance company is identified as a potential contributor. Claims have also emerged from parties claiming additional insured status on policies issued to other parties (e.g., such as contractors seeking coverage on a sub-contractor’s policy). Further, in reserving for these claims, there is additional uncertainty due to the potential for further unfavorable judicial rulings and regulatory actions. The primary actuarial methods that are used to estimate loss and LAE reserves for construction defect claims are frequency and severity methods. These methods separately project the frequency of future reported claims and the average cost or severity of individual claims. The reserve is the product of the projected number of reported claims and the severity.

        A large number of construction defect claims have been identified relating to coverages that OneBeacon had written in the past through Commercial Union Corporation and General Accident Corporation of America, which OneBeacon refers to as its legacy companies, and their subsidiaries in California, Colorado, Nevada, Washington and Oregon. Management has sought to mitigate future construction defect risks in all states by no longer providing insurance to certain residential general contractors and sub-contractors involved in multi-habitational projects. Mitigating actions also included initiating the withdrawal from problematic sub-segments within OneBeacon’s construction book of business, such as street and road construction, water, sewer and pipeline construction. As a result of these actions, management believes that the number of reported construction defect claims relating to coverages written in the past peaked in 2004 and will continue to decline.

Asbestos and Environmental Reserves

        OneBeacon’s reserves include provisions made for claims that assert damages from asbestos and environmental, or A&E, related exposures. Asbestos claims relate primarily to injuries asserted by those who allegedly came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up cost obligations, particularly as mandated by Federal and state environmental protection agencies. In addition to the factors described above under “Non-Asbestos and Environmental Reserves” regarding the reserving process, OneBeacon estimates its A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies. The cost of administering A&E claims, which is an important factor in estimating loss and LAE reserves, tends to be higher than in the case of non-A&E claims due to the higher legal costs typically associated with A&E claims.

        A large portion of OneBeacon’s A&E losses resulted from the operations of the Employers Group, an entity acquired by one of the legacy companies in 1971. These operations, including business of Employers Surplus Lines Insurance Company and Employers Liability Assurance Corporation, provided primary and excess liability insurance for commercial insureds, including Fortune 500-sized accounts, some of whom subsequently experienced claims for A&E losses. OneBeacon stopped writing such coverage in 1984.

        OneBeacon’s liabilities for A&E losses from business underwritten in the recent past are substantially limited by the application of exclusionary clauses in the policy language that eliminated coverage for such claims. After 1987 for pollution and 1992 for asbestos, most liability policies contained industry-standard absolute exclusions of such claims. In earlier years, various exclusions were also applied, but the wording of those exclusions was less strict and subsequent court rulings have reduced their effectiveness.

        OneBeacon also incurred A&E losses via its participation in industry pools and associations. The most significant of these pools was Excess Casualty Reinsurance Association, or ECRA, which provided excess liability reinsurance to U.S. insurers from 1950 until the early 1980s. ECRA incurred significant liabilities for A&E, of which OneBeacon bears approximately a 4.7% share, or $64.5 million at both December 31, 2005 and 2004, which is fully reflected in its loss and LAE reserves.

        More recently, since the 1990s, OneBeacon has experienced an influx of claims from commercial insureds, including many non-Fortune 500-sized accounts written during the 1970s and 1980s, who are named as defendants in asbestos lawsuits. As a number of large well-known manufacturers of asbestos and asbestos-containing products have gone into bankruptcy, plaintiffs have sought recoveries from peripheral defendants, such as installers, transporters or sellers of such products, or from owners of premises on which the plaintiffs’ exposure to asbestos allegedly occurred. At December 31, 2005, 592 policyholders had asbestos-related claims against OneBeacon.  In 2005, 128 new insureds with such peripheral involvement presented asbestos claims under prior policies OneBeacon had written.

        Historically, most asbestos claims have been asserted as product liability claims. Recently, insureds who have exhausted the available products liability limits of their insurance policies have sought payment for asbestos claims under the premises and operations coverage of their liability policies. It is more difficult for plaintiffs to establish losses as stemming from premises and operations exposures, which requires proof of the defendant’s negligence, rather than products liability under which strict legal liability applies. Hence, there are fewer of such claims and there is a great deal of variation in damages awarded for the actual injuries. Additionally, several accounts that seek such coverage find that previously paid losses exhausted the aggregate limits under their policies. In these situations there is no coverage for these claims. As of December 31, 2005, there were approximately 240 active claims against OneBeacon  without product liability coverage asserting operations or premises coverage.

        Immediately prior to White Mountains’ acquisition of OneBeacon, OneBeacon purchased a reinsurance contract with NICO under which OneBeacon is entitled to recover from NICO up to $2.5 billion in the future for asbestos claims arising from business written by OneBeacon in 1992 and prior, environmental claims arising from business written by OneBeacon in 1987 and prior, and certain other exposures. Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of OneBeacon’s third party reinsurers in existence at the time the NICO Cover was executed (“Third Party Recoverables”). As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of OneBeacon.  Any amounts uncollectible from third party reinsurers due to dispute or the reinsurers’ financial inability to pay are covered by NICO under its agreement with OneBeacon. Third Party Recoverables are typically for the amount of loss in excess of a stated level each year. Of claim payments in the past 11 years, approximately 51% of asbestos and environmental losses have been recovered under the historical third party reinsurance.

        In June 2005, OneBeacon completed an internal study of its A&E exposures. This study considered, among other items, (1) facts, such as policy limits, deductibles and available third party reinsurance, related to reported claims; (2) current law; (3) past and projected claim activity and past settlement values for similar claims; (4) industry studies and events, such as recent settlements and asbestos-related bankruptcies; and (5) collectibility of third-party reinsurance. Based on the study, OneBeacon increased its best estimate of its incurred losses ceded to NICO, net of underlying reinsurance, by $353.0 million ($841.0 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. OneBeacon estimates that the range of reasonable outcomes around its best estimate is $1.7 billion to $2.4 billion, versus a range of $1.5 billion to $2.4 billion from its previous study that was conducted in 2003. Due to the NICO Cover, there was no impact to income or equity from the change in estimate. As part of its previously described actuarial review process, OneBeacon reviews A&E activity each quarter and compare that activity to what was assumed in the original internal study. As of June 30, 2006 and December 31, 2005, OneBeacon estimated that the range of reasonable outcomes around its best estimate is $1.7 billion to $2.4 billion.

        The increase in the estimate of incurred A&E losses was principally driven by raised projections for claims related to asbestos (particularly from assumed reinsurance business), and for mass torts other than asbestos and environmental, particularly lead poisoning and sexual molestation. The increase was partially offset by reduced projections of ultimate hazardous waste losses.

        As noted above, OneBeacon estimates that on an incurred basis it has ceded estimated incurred losses of approximately $2.1 billion to the NICO Cover at December 31, 2005. Since entering into the NICO Cover, $26.2 million of the $2.1 billion of utilized coverage relates to uncollected amounts from third party reinsurers through December 31, 2005. Net losses paid totaled approximately $701.0 million as of December 31, 2005, with $94.0 million paid in 2005. Asbestos payments during 2005 reflect payments resulting from intensified efforts by claimants to resolve asbestos claims prior to the potential enactment of Federal asbestos legislation. To the extent that OneBeacon’s estimate of ultimate A&E losses as well as the estimate and collectibility of Third Party Recoverables differs from actual experience, the remaining protection under the NICO Cover may be more or less than the approximate $404.0 million that OneBeacon estimates remained at December 31, 2005.

        OneBeacon’s reserves for A&E losses, net of Third Party Recoverables but prior to NICO recoveries, are $1.3 billion at December 31, 2005.  An industry benchmark of reserve adequacy is the “survival ratio”, computed as a company’s reserves divided by its historical average yearly loss payments. This ratio indicates approximately how many more years of payments the reserves can support, assuming future yearly payments are equal to historical levels.  OneBeacon’s survival ratio was approximately 18.6 at December 31, 2005, which was computed as the ratio of A&E reserves, net of Third Party Recoverables, of $1.3 billion plus the remaining unused portion of the NICO Cover of $404.0 million, to the average loss payments, net of Third Party Recoverables, in the past three years.  The average loss payments used to calculate OneBeacon’s survival ratio were net of a large commutation ($64 million) in 2003 with a third party reinsurer. White Mountains believes that as a result of the NICO Cover and its historical third party reinsurance programs, OneBeacon should not experience material financial loss from old A&E exposures under current coverage interpretations and that its survival ratio compares favorably to industry survival ratios. However, the survival ratio is a simplistic measure estimating the number of years it would be before the current ending loss reserves for these claims would be paid using recent annual average payments. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have a significant effect on the amount of A&E reserves and payments and the resultant survival ratio. Thus, caution should be exercised in attempting to determine reserve adequacy for these claims based simply on this survival ratio.

        OneBeacon’s reserves for A&E losses at December 31, 2005 represent management’s best estimate of its ultimate liability based on information currently available. OneBeacon believes the NICO Cover will be adequate to cover all of its A&E obligations.  However, as case law expands, medical and clean-up costs increase and industry settlement practices change, OneBeacon may be subject to asbestos and environmental losses beyond currently estimated amounts. Therefore, OneBeacon cannot guarantee that its A&E loss reserves, plus the remaining coverage under the NICO Cover, will be sufficient to cover additional liability arising from any such unfavorable developments. See Note 3 to the financial statements for more information regarding White Mountains’ A&E reserves.

OneBeacon A&E Claims Activity

OneBeacon’s A&E claim activity for the last two years is illustrated in the table below.

	Year Ended December 31,
A&E Claims Activity	2005	2004
Asbestos
Accounts with asbestos claims at the beginning of the year	664	642
Accounts reporting asbestos claims during the year	128	112
Accounts on which asbestos claims were closed during the year	(200)	(90)
Accounts with asbestos claims at the end of the year	592	664

Environmental
Accounts with environmental claims at the beginning of the year	644	674
Accounts reporting environmental claims during the year	180	110
Accounts on which environmental claims were closed during the year	(329)	(140)
Accounts with environmental claims at the end of the year	495	644

Total
Total accounts with A&E claims at the beginning of the year	1,308	1,316
Accounts reporting A&E claims during the year	308	222
Accounts on which A&E claims were closed during the year	(529)	(230)
Total accounts with A&E claims at the end of the year	1,087	1,308

OneBeacon’s Reserve Estimation by Line of Business

        The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to OneBeacon’s ultimate exposure to losses are an integral component of its loss reserving process. OneBeacon, like other insurance companies, categorizes and tracks its insurance reserves by “line of business”, such as auto liability, multiple peril package business, and workers compensation. Furthermore, OneBeacon regularly reviews the appropriateness of reserve levels at the line of business level, taking into consideration the variety of trends that impact the ultimate settlement of claims for the subsets of claims in each particular line of business.

        For loss and allocated loss adjustment expense reserves, excluding asbestos and environmental, the key assumption as of December 31, 2005 was that the impact of the various reserving factors, as described below, on future paid losses would be similar to the impact of those factors on the historical loss data with the following exceptions:

•                                          Recent increases in paid loss trends were inflated due to changes in claim handling procedure that decreased the settlement time for claims. This resulted in some increases in paid loss activity that OneBeacon believes will not continue into the future.

•                                          Increases in case reserve adequacy over the 2001-2004 calendar periods have resulted in trends in case incurred activity that OneBeacon believes will not continue into the future.

•                                          In 2004, OneBeacon established a separate claim group to manage run-off claims. Due to the recent nature of this event, OneBeacon does not believe that the impacts of this group on future losses have been reflected in historical losses. Therefore, OneBeacon has given considerable weight to the most recent loss experience for this segment.

        The major causes of material uncertainty (“reserving factors”) generally will vary for each product line, as well as for each separately analyzed component of the product line. The following section details reserving factors by product line. There could be other reserving factors that may impact ultimate claim costs. Each reserving factor presented will have a different impact on estimated reserves. Also, reserving factors can have offsetting or compounding effects on estimated reserves. For example, in workers compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single reserving factor and construct a meaningful sensitivity expectation. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Workers compensation

Workers compensation is generally considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker’s life, such as permanent disability benefits and ongoing medical care. Despite the possibility of long payment tails, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency with moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker’s injury.

Examples of common reserving factors that can change and, thus, affect the estimated workers compensation reserves include:

General workers compensation reserving factors

•                                          Mortality trends of injured workers with lifetime benefits and medical treatment or dependents entitled to survivor benefits

•                                          Degree of cost shifting between workers compensation and health insurance

•                                          Changes in claim handling philosophies (e.g., case reserving standards)

Indemnity reserving factors

•                                          Time required to recover from the injury

•                                          Degree of available transitional jobs

•                                          Degree of legal involvement

•                                          Changes in the interpretations and processes of various workers compensation bureaus’ oversight of claims

•                                          Future wage inflation for states that index benefits

•                                          Changes in the administrative policies of second injury funds

•                                          Re-marriage rate for spouse in instances of death

Medical reserving factors

•                                          Changes in the cost of medical treatments, including prescription drugs, and underlying fee schedules

•                                          Frequency of visits to health providers

•                                          Number of medical procedures given during visits to health providers

•                                          Types of health providers used

•                                          Type of medical treatments received

•                                          Use of preferred provider networks and other medical cost containment practices

•                                          Availability of new medical processes and equipment

•                                          Changes in the use of pharmaceutical drugs

•                                          Degree of patient responsiveness to treatment

Workers compensation book of business reserving factors

•                                          Product mix

•                                          Injury type mix

•                                          Changes in underwriting standards

Personal automobile liability

The personal automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Personal automobile reserves are typically analyzed in three components: bodily injury liability, property damage liability, and collision/comprehensive claims. This last component has minimum reserve risk and fast payouts and, accordingly, separate factors are not presented. Reporting lags are relatively short and the claim settlement process for personal automobile liability generally is the least complex of the liability products. It is generally viewed as a high frequency, low to moderate severity product line.

Examples of common reserving factors that can change and, thus, affect the estimated personal automobile liability reserves include:

Personal automobile liability reserving factors

•                                          Trends in jury awards

•                                          Changes in the underlying court system and its philosophy

•                                          Changes in case law

•                                          Litigation trends

•                                          Frequency of claims with payment capped by policy limits

•                                          Change in average severity of accidents, or proportion of severe accidents

•                                          Subrogation opportunities

•                                          Degree of patient responsiveness to treatment

•                                          Changes in claim handling philosophies (e.g., case reserving standards)

Personal automobile liability book of business reserving factors

•                                          Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)

•                                          Changes in underwriting standards

Multiple peril

Commercial multiple peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims. The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses.

Multiple peril liability reserves here are generally analyzed as two components: bodily injury and property damage. Bodily injury payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder’s legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage payments result from damages to the claimant’s private property arising from the policyholder’s legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims, though for some products this risk is mitigated by policy language such that the insured portion of defense costs erodes the amount of policy limit available to pay the claim.

Multiple peril liability is generally considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided and the jurisdiction, among other factors. There are numerous components underlying the multiple peril liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade for “construction defect” claims).

Examples of common reserving factors that can change and, thus, affect the estimated multiple peril liability reserves include:

Multiple peril liability reserving factors

•                                          Changes in claim handling philosophies (e.g., case reserving standards)

•                                          Changes in policy provisions or court interpretations of such provisions

•                                          New theories of liability

•                                          Trends in jury awards

•                                          Changes in the propensity to sue, in general with specificity to particular issues

•                                          Changes in statutes of limitations

•                                          Changes in the underlying court system

•                                          Distortions from losses resulting from large single accounts or single issues

•                                          Changes in tort law

•                                          Shifts in law suit mix between federal and state courts

•                                          Changes in settlement patterns

Multiple peril liability book of business reserving factors

•                                          Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)

•                                          Changes in underwriting standards

•                                          Product mix (e.g., size of account, industries insured, or jurisdiction mix)

Commercial automobile liability

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Commercial automobile reserves are typically analyzed in three components; bodily injury liability, property damage liability, and collision/comprehensive claims. This last component has minimum reserve risk and fast payouts and, accordingly, separate reserving factors are not presented. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity.

Examples of common reserving factors that can change and, thus, affect the estimated commercial automobile liability reserves include:

Bodily injury and property damage liability reserving factors

•                                          Trends in jury awards

•                                          Changes in the underlying court system

•                                          Changes in case law

•                                          Litigation trends

•                                          Frequency of claims with payment capped by policy limits

•                                          Change in average severity of accidents, or proportion of severe accidents

•                                          Subrogation opportunities

•                                          Changes in claim handling philosophies (e.g., case reserving standards)

•                                          Frequency of visits to health providers

•                                          Number of medical procedures given during visits to health providers

•                                          Types of health providers used

•                                          Types of medical treatments received

•                                          Changes in cost of medical treatments

•                                          Degree of patient responsiveness to treatment

Commercial automobile liability book of business reserving factors

•                                          Changes in policy provisions (e.g., deductibles, policy limits, or endorsements)

•                                          Changes in mix of insured vehicles (e.g., long-haul trucks versus local and smaller vehicles, or fleet risks versus non-fleet risks)

•                                          Changes in underwriting standards

General liability

See the above discussions under the liability product lines with regard to reserving factors for multiple peril.

Homeowners/Farmowners

Homeowners/Farmowners is generally considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The resulting settlement process is typically fairly short term, although exceptions do exist. The liability portion of the homeowners/farmowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation, but with generally small reporting lags. Overall, the line is generally high frequency, low to moderate severity (except for catastrophes), with simple to moderate claim complexity.

Examples of common reserving factors that can change and, thus, affect the estimated homeowners/farmowners reserves include:

Non-catastrophe reserving factors

•                                          Salvage opportunities

•                                          Amount of time to return property to residential use

•                                          Changes in weather patterns

•                                          Local building codes

•                                          Litigation trends

•                                          Trends in jury awards

Catastrophe reserving factors

•                                          Physical concentration of policyholders

•                                          Availability and cost of local contractors

•                                          Local building codes

•                                          Quality of construction of damaged homes

•                                          Amount of time to return property to residential use

•                                          For the more severe catastrophic events, “demand surge” inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Homeowners/Farmowners book of business reserving factors

•                                          Policy provisions mix (e.g., deductibles, policy limits, or endorsements)

•                                          Degree of concentration of policyholders

•                                          Changes in underwriting standards

OneBeacon  Loss and LAE Development

Loss and LAE development—2003

        OneBeacon recorded $137.9 million of net unfavorable loss reserve development on prior accident year loss and LAE reserves, relating primarily to 2000 and prior accident years, mainly due to a $97.7 million increase related to construction defect claims in its run-off operations.

        Prior to 2003, management made key assumptions regarding the impact of changing theories of liability in the construction defect area. Management also made a key assumption regarding the exposure to construction defect losses relative to policy provisions in certain business segments. During 2003, OneBeacon experienced a large increase in the frequency of new construction defect claims that was higher than expected based on the previous assumptions. Due to this variance, management revised its assumptions regarding the impact of the new theories of liability and the interpretations of certain policy provisions as they related to construction defect exposure.

        Construction defect newly reported claims increased by 18% from calendar year 2000 to 2001, and decreased 8% from 2001 to 2002. The decrease in reported construction defect claims from 2001 to 2002 was consistent with the assumptions that were made in setting the reserves as of December 31, 2002. During 2003, OneBeacon experienced an increase of 25% in reported construction defect claims counts as compared to calendar year 2002. This resulted in reported construction defect claims counts in calendar year 2003 that were higher than that experienced in any of the prior three years and higher than assumed in setting the year end 2002 reserves.

Loss and LAE development—2004

        OneBeacon experienced $99.3 million of net unfavorable development on prior accident year loss and LAE reserves during 2004, relating primarily to 2002 and prior accident years. The net unfavorable development related primarily to personal auto liability, general liability and multiple peril reserves due in part to emerging trends in claims experienced in OneBeacon’s run-off operations, including national account and program claims administered by third parties. These claim trends principally included higher defense costs and higher damages from liability assessments.

        Prior to 2004, OneBeacon had made assumptions that case reserving standards and settlement practices in the run-off operations would be consistent with the standards and practices that were observed in the ongoing operations. During 2004, multiple peril liability and general liability case incurred loss and LAE for run-off claims was double that for ongoing claims. As a result, management increased the overall level of reserves for run-off during 2004. In addition, management undertook a more in depth review of the standards and practices as they applied to run-off claims and formed a separate run-off claims unit.

Loss and LAE development—2005

        In 2005, OneBeacon experienced $99.0 million of unfavorable development on prior accident year loss reserves, primarily due to higher than anticipated defense costs and higher damages from liability assessments in general liability and multiple peril reserves in its run-off operations.

        Specifically, management had implicitly assumed at December 31, 2004 that the IBNR and known case development would be approximately 26% of actual case reserves for the 2001 and prior accident years for multiple peril and general liability. During 2005, case incurred loss and LAE was 72% of the entire future expected development which was unusually large for these long tail lines of business. As a result, management increased IBNR reserves for these lines so that as of year end 2005 the IBNR was approximately 40% relative to the remaining case reserves.

OneBeacon’s Loss and LAE Reserves by Line of Business

        OneBeacon’s net loss and LAE reserves by line of business at December 31, 2005 and 2004 were as follows:

Net loss and LAE reserves by class of business	December 31, 2005			December 31, 2004
($ in millions)	Case	IBNR	Total	Case	IBNR	Total
Workers compensation (1)	$195.2	$132.6	$327.8	$362.1	$135.5	$497.6
Personal automobile liability	445.5	174.7	620.2	530.7	244.1	774.8
Multiple peril (1)(2)	310.4	236.0	546.4	359.3	264.3	623.6
Commercial automobile liability	140.2	65.6	205.8	203.8	82.8	286.6
General liability (2)	106.1	227.2	333.3	121.6	151.1	272.7
Homeowners/Farmowners	81.1	41.4	122.5	82.2	41.8	124.0
Other (1)	115.5	59.9	175.4	97.5	84.0	181.5
Total	$1,394.0	$937.4	$2,331.4	$1,757.2	$1,003.6	$2,760.8

(1)                Includes loss and LAE reserves related to A&E.

(2)        Includes loss and LAE reserves related to construction defect claims.

        For OneBeacon, the range of reserve estimates at December 31, 2005 was evaluated to consider the strengths and weaknesses of the actuarial methods applied against OneBeacon’s historical claims experience data. The following table shows the recorded reserves and the high and low ends of OneBeacon’s range of reasonable loss and LAE reserve estimates at December 31, 2005.  The high and low ends of OneBeacon’s range of reserve estimates in the table below are based on the results of various actuarial methods described above.

OneBeacon net loss and LAE reserves by line of business Range and recorded reserves
	December 31, 2005
($ in millions)	Low	Recorded	High
Workers compensation	$291	$327.8	$385
Personal automobile liability	560	620.2	659
Multiple peril	499	546.4	658
Commercial automobile liability	191	205.8	231
General liability	282	333.3	372
Homeowners/Farmowners	110	122.5	125
Other	159	175.4	180
Total	$2,092	$2,331.4	$2,610

        The recorded reserves represent management’s best estimate of unpaid loss and LAE by line of business.  OneBeacon uses the results of several different actuarial methods to develop its estimate of ultimate reserves. While OneBeacon has not determined the statistical probability of actual ultimate paid losses falling within the range, management believes that it is reasonably likely that actual ultimate paid losses will fall within the ranges noted above because the ranges were developed by using several different generally accepted actuarial methods.

        The probability that ultimate losses will fall outside of the ranges of estimates by line of business is higher for each line of business individually than it is for the sum of the estimates for all lines taken together due to the effects of diversification. The diversification effects result from the fact that losses across OneBeacon’s different lines of business are not completely correlated. Although management believes OneBeacon’s reserves are reasonably stated, ultimate losses may deviate, perhaps materially, from the recorded reserve amounts and could be above the high end of the range of actuarial projections. This is because ranges are developed based on known events as of the valuation date, whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that may be unknown as of the valuation date.

        The percentages shown in the following table represent the linear interpolation of where OneBeacon’s recorded loss and LAE reserves are within the range of reserves estimates by line of business at December 31, 2004 and 2005, where the low end of the range equals zero, the middle of the range equals 50% and the high end of the range equals 100%.

OneBeacon net loss and LAE reserves by line of business expressed as a percentage of the range
	December 31, 2005	December 31, 2004
Workers compensation	39%	29%
Personal automobile liability	61%	95%
Multiple peril	30%	14%
Commercial automobile liability	37%	47%
General liability	57%	60%
Homeowners/Farmowners	83%	95%
Other	78%	90%
Total	46%	45%

        For some types of claims, such as workers compensation, management used forecasting models that consider the unique loss development characteristics of these types of claims. As a result of the trends suggested by these models, management chose a point estimate that was at a higher point in the range at December 31, 2005 as compared to the prior year. Management also selected a point estimate higher in the range for newer and/or growing segments of business, in part based on their view that actuarial methods that rely on historical loss and LAE patterns may have a higher degree of uncertainty for these businesses. As these segments accumulate more historical data, management’s selections place greater reliance on the emerging experience. For personal automobile liability, this resulted in OneBeacon recording reserves at the higher end of the range in 2004, reflecting a more conservative view of emerging favorable loss experience. Management selected a point estimate lower in the range for personal automobile liability in 2005, although still above the mid-point, based on a decision to place greater reliance on the favorable loss trends that had begun to emerge in the prior year. For multiple peril, OneBeacon’s recorded reserves at December 31, 2005 were near the lower end of the range but at a higher point in the range than at the previous year end. The movement within the range for multiple peril was the result of management’s decision to place greater reliance on actuarial estimates that relied on incurred losses than in historical periods, based on the assessment that OneBeacon’s case reserving processes have been more consistently applied in recent periods. For commercial automobile liability, management recorded reserves at December 31, 2005 at a point somewhat lower in the range than previous years as a result of placing greater reliance on actuarial estimates that rely on incurred losses. Similar to the situation noted above for multiple peril, management determined it was appropriate to place greater reliance on an estimate produced by incurred loss methods, based on the assessment that OneBeacon’s case reserving processes have been more consistently applied in recent periods as compared to prior years. For homeowners and “other” (principally shorter tailed lines of business such as ocean and inland marine insurance) recorded reserves remain at the high end of their respective ranges, as management’s selections reflect a conservative approach to recognition of recent favorable incurred loss development patterns.

Sensitivity Analysis

        The following discussion includes disclosure of possible variations from current estimates of loss reserves due to a change in certain key assumptions. Each of the impacts described below is estimated individually, without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts described below and add them together in an attempt to estimate volatility for OneBeacon’s reserves in total. It is important to note that the variations discussed are not meant to be a worst-case scenario, and therefore, it is possible that future variations may be more than amounts discussed below.

•                  Workers compensation : Recorded reserves for workers compensation were $327.8 million at December 31, 2005. The two most important assumptions for workers compensation reserves are loss development factors and loss cost trends, particularly medical cost inflation. Loss development patterns are dependent on medical cost inflation. Approximately half of the workers compensation net reserves are related to future medical costs. Across the entire reserve base, a 0.5 point change in calendar year medical inflation would have changed the estimated net reserve by $60 million at December 31, 2005, in either direction.

•                  Personal automobile liability : Recorded reserves for personal auto liability were $620.2 million across all lines at December 31, 2005. Personal auto liability reserves are shorter-tailed than other lines of business (such as workers compensation) and, therefore, less volatile. However, the size of the reserve base means that future changes in estimate could be material to OneBeacon’s results of operations in any given period. A key assumption for personal auto liability is the implicit loss cost trend, particularly the severity trend component of loss costs. A 2.0 point change in assumed annual severity for the two most recent accident years would have changed the estimated net reserve by $15.0 million at December 31, 2005, in either direction. Assumed annual severity for accident years prior to the two most recent accident years is likely to have minimal variability.

•                  Multiple peril liability and general liability : Recorded reserves for multiple peril and general liability combined were $879.7 million at December 31, 2005. Reported loss development patterns are a key assumption for these lines of business, particularly for more mature accident years. Historically, assumptions on reported loss development patterns have been impacted by, among other things, emergence of new types of claims (e.g. construction defect claims) or a shift in the mixture between smaller, more routine claims and larger, more complex claims. If the severity trend for construction defect claims changed by 3.0 points this would have changed the estimated net reserve by $15.0 million at December 31, 2005, in either direction. Separately, if case reserve adequacy for non-construction defect claims changed by 10.0 points this would have changed the estimated net reserve by $27.0 million at December 31, 2005, in either direction.